SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for December 2021

São Paulo, January 5, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of December 2021, compared to the same period in 2020.

Highlights:

|	GOL’s total supply (ASK) increased 13.4%. Total seats increased 20.9% and the number of departures increased by 21.7%. GOL's total demand (RPK) increased by 14.7% and the load factor was 81.9%.
|	GOL’s domestic supply (ASK) increased 11.4% and demand (RPK) increased by 12.6%. GOL’s domestic load factor was 81.9%. The volume of departures increased by 20.6% and seats increased by 19.9%.
|	GOL’s international supply (ASK) was 64 million, the demand (RPK) was 51 million and international load factor was 80.1%.

December/21 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures(¹)			LTM Traffic Figures (¹)
Operating data *	Dec/21	Dec/20	% Var.	4Q21	4Q20	% Var.	12M21	12M20	% Var.
Total GOL
Departures	17,958	14,755	21.7%	45.361	37.088	22,3%	134.173	124.528	7,7%
Seats (thousand)	3,134	2,592	20.9%	7.817	6.525	19,8%	23.520	21.540	9,2%
ASK (million)	3,544	3,125	13.4%	8.699	7.698	13,0%	27.016	25.142	7,5%
RPK (million)	2,903	2,531	14.7%	7.189	6.242	15,2%	22.144	20.126	10,0%
Load factor	81.9%	81.0%	0.9 p.p	82,6%	81,1%	1,6 p.p	82,0%	80,0%	1,9 p.p
Pax on board (thousand)	2,527	2,075	21.8%	6.400	5.199	23,1%	18.807	16.776	12,1%
Domestic GOL
Departures	17,796	14,755	20.6%	45,056	37,088	21.5%	133.868	120.136	11,4%
Seats (thousand)	3,106	2,592	19.9%	7,817	6,525	19.8%	23.469	20.788	12,9%
ASK (million)	3,480	3,125	11.4%	8,574	7,698	11.4%	26.891	23.357	15,1%
RPK (million)	2,851	2,531	12.6%	7,095	6,242	13.7%	22.050	18.836	17,1%
Load factor	81.9%	81.0%	0.9 p.p	82.8%	81.1%	1.7 p.p	82,0%	80,6%	1,4 p.p
Pax on board (thousand)	2,505	2,075	20.7%	6,362	5,199	22.4%	18.770	16.282	15,3%
International GOL
Departures	162	0	N.A.	305	0	N.A.	305	4.392	-93,1%
Seats (thousand)	28	0	N.A.	51	0	N.A.	51	751	-93,2%
ASK (million)	64	0	N.A.	125	0	N.A.	125	1.784	-93,0%
RPK (million)	51	0	N.A.	94	0	N.A.	94	1.290	-92,7%
Load factor	80.1%	0	N.A.	75.2%	0	N.A.	75,2%	72,3%	2,9 p.p
Pax on board (thousand)	22	0	N.A.	38	0	N.A.	38	494	-92,4%
On-time Departures	81.2%	88.3%	-7.1 p.p	86.5%	92.5%	-6.0 p.p	94,0%	93,2%	0,8 p.p
Flight Completion	99.7%	99.5%	0.2 p.p	99.3%	99.2%	0.1 p.p	98,9%	97,9%	1,0 p.p
Cargo Ton (thousand)	5.1	4.3	17.1%	13.1	11.1	18.3%	42,0	41,0	2,4%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for December 2021

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer